February 17, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	Newell Rubbermaid Inc.

Registration Statement on Form S-4

Filed January 14, 2016

File No. 333-208989

Ladies and Gentlemen:

Set forth below are the responses of Newell Rubbermaid Inc. (“Newell Rubbermaid”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance contained in the Staff’s letter (the “Letter”), dated February 10, 2016, relating to the Registration Statement on Form S-4 of Newell Rubbermaid (the “Registration Statement”) that was filed on January 14, 2016, and the Preliminary Proxy Statement on Schedule 14A of Newell Rubbermaid and Jarden Corporation (“Jarden”) that was filed on January 14, 2016 (the “Preliminary Proxy Statement” and, together with the Registration Statement, the “Preliminary Joint Proxy Statement/Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Simultaneously herewith, Newell Rubbermaid is filing Amendment No. 1 to the Preliminary Joint Proxy Statement/Registration Statement (“Amendment No. 1”). Amendment No. 1 reflects responses to, and changes in accordance with, the Staff’s comments, and includes other changes that are intended to update, clarify and render more complete the information contained therein. We will supplementally provide a marked copy of Amendment No. 1 marked against the January 14, 2016 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in the Preliminary Joint Proxy Statement/Registration Statement.

Securities and Exchange Commission

February 17, 2016

General

1.	Please supplementally provide us with copies of all board books and other materials prepared by Centerview, Goldman Sachs, Barclays and UBS that were shared with the Newell Rubbermaid and Jarden boards of directors and their representatives in conjunction with the merger.

Response: A copy of the discussion materials reviewed and discussed by representatives of Centerview Partners LLC (“Centerview”) with the Newell Rubbermaid board of directors on December 13, 2015 will be supplementally provided to the Staff under separate cover by counsel to Centerview and that a copy of the discussion materials reviewed and discussed by representatives of Goldman, Sachs & Co. (“Goldman Sachs”) with the Newell Rubbermaid board of directors on December 13, 2015 will be supplementally provided under separate cover to the Staff by counsel to Goldman Sachs.

The materials prepared by Barclays Capital Inc. (“Barclays”) and provided to the Jarden board of directors on December 10, 2015 and December 13, 2015 will be provided to the Staff under separate cover by counsel for Barclays. Newell Rubbermaid has been informed by Jarden that UBS did not present or deliver any board books or other materials to the Jarden board of directors.

These materials will be submitted by counsel to each of the financial advisors, respectively, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such rules, each counsel is requesting that the materials be returned promptly following completion of the Staff’s review thereof. By separate letter, each counsel also is requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. Section 200.83.

Proxy Statement/Prospectus Cover Page/Letter to Stockholders

2.	Please disclose the total number of Newell Rubbermaid shares that will be issued in connection with the transactions. See Item 501(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see the joint letter to Newell Rubbermaid and Jarden Stockholders in Amendment No. 1.

3.	Please include disclosure describing the merger in clear, plain English stating simply that Newell will acquire Jarden through a merger and Jarden will cease to be a public company.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see the joint letter to Newell Rubbermaid and Jarden Stockholders and pages 16, 65 and 143 in Amendment No. 1.

Questions and Answers, page 1

4.	You currently repeat information in your Q&A and Summary sections. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please consider disclosing procedural information about the proposals in Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation in the Summary. Currently, we note disclosure on the following items in both sections:

•	Details about the special meetings;

•	What Jarden stockholders will receive in the transaction;

•	Terms of the merger transactions; and

•	Tax consequences of the transaction.

Response: In response to the Staff’s comment, the applicable disclosure in the Preliminary Joint Proxy Statement/Registration Statement has been revised to the extent we believe practicable. Please see the Q&A and Summary sections in Amendment No. 1.

Securities and Exchange Commission

February 17, 2016

Q: What will Jarden stockholders receive in the first merger?, page 2

5.	Please clarify here, if true, that there is no right to terminate the transaction if the share prices fall below a specified amount. We note your first risk factor on page 47.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 2 and 40 in Amendment No. 1.

Q: How does the Newell Rubbermaid board recommend that Newell Rubbermaid stockholders vote?, page 6

6.	Please disclose whether all or some of the directors and executive officers may have interests in the transaction that are different from, or in addition to, those of the stockholders generally. Please also clarify that all but one board member voted on this transaction.

Response: In response to the Staff’s comment, additional disclosure has been added. Please see pages 6-7, 17, 20, 45, 55, 77 and 125 in Amendment No. 1.

Q: How does the Jarden board recommend that Jarden stockholders vote?

7.	We note that all board members who attended and participated in the December 13, 2015 meeting voted to approve the merger agreement and other matters. Please clarify whether all members of the board, except the recused member, voted.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 7, 18, 60 and 78 in Amendment No. 1.

Summary, page 16

The Merger Transactions and the Merger Agreement, page 21

8.	Please revise your disclosure and clearly explain to us why you are completing the merger in two transactions instead of one.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 16, 65 and 143 in Amendment No. 1.

Opinion of Goldman Sachs, page 23

Opinion of Centerview, page 23

Opinion of Jarden’s Financial Advisor, page 24

9.	Please quantify the aggregate value of compensation payable to each of Goldman Sachs, Centerview and Barclays, including disclosing the amount payable contingent upon the closing of the first merger.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 18-20 in Amendment No. 1.

Interests of Certain Jarden Directors and Officers in the Merger Transactions, page 24

10.	Please quantify the benefits that Jarden directors and officers will receive as a result of their interests in the transaction. Please also discuss financial interests that Newell Rubbermaid directors and executive officers will have in the merger, if any. Please also quantify these amounts in your related risk factor on page 52.

Securities and Exchange Commission

February 17, 2016

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 20-21, 45 and 125 in Amendment No. 1.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 38

11.	We note your pro forma presentation beginning on page 38. It appears the presentation you have provided is inconsistent with the form and content of the pro forma requirements of Rule 11-02(b) of Regulation S-X. In addition, the information provided in this section also appears to be redundant to information you include in your pro forma section beginning on page 170. Please consider removing your presentation which begins on page 38, so as not to place undue emphasis on summary pro forma data.

Response: In response to the Staff’s comment, the presentation has been removed.

Newell Brands is expected to incur substantial expenses related to the merger transactions and integration, page 56

12.	To the extent possible, please disclose the estimated expenses related to the transaction.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 50 in Amendment No. 1.

Background of the Merger Transactions, page 71

13.	Please explain any consideration given by Newell Rubbermaid’s and Jarden’s boards regarding alternatives to the merger transactions, including transactions with other companies in the industry and whether Jarden and Newell Rubbermaid contacted any other companies. We note your disclosures on pages 73, 74 and 86 regarding Newell Rubbermaid’s consideration of “other strategic alternatives”, and disclosure regarding Jarden remaining a standalone company on page 90.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 66 and 69-70 in Amendment No. 1.

14.	Please revise your disclosure throughout this section to include a materially complete description of the discussions and/or negotiations relating the merger consideration, particularly the structure of the consideration. For example, please elaborate on the following:

•	Please explain why on October 16, 2015, Newell Rubbermaid determined ultimately to offer both cash and stock as opposed to paying the proposed consideration entirely in one form of consideration; and

•	Discussions to have the equity and restricted stock awards paid in cash.

Response: In response to the Staff’s comment, the applicable disclosure has been revised to include additional disclosure regarding discussions relating to the merger consideration, including explaining why Newell Rubbermaid ultimately determined to pay consideration both in cash and stock. Please see pages 67-68 in Amendment No. 1.

Securities and Exchange Commission

February 17, 2016

In response to the Staff’s comment regarding discussions relating to cash payouts of equity and restricted stock awards, Newell Rubbermaid respectfully advises that the merger agreement provides that Jarden stock options and unvested restricted stock awards (other than rollover restricted stock awards) accelerated in connection with the merger transactions will be entitled to receive the merger consideration, which means they will receive a combination of Newell Rubbermaid common stock and cash consistent with what will be provided to other Jarden stockholders. This approach to the treatment of Jarden equity awards is believed to be customary in the circumstances and was included in the first draft of the merger agreement and was the expectation of the parties from the outset of negotiations. As a result, the parties did not engage in material discussions about whether the Jarden equity and restricted stock awards would be paid all in cash rather than be entitled to receive the merger consideration. Additional language to further clarify the treatment of Jarden equity awards in the merger transactions has been included on pages 21, 133 and 156 in Amendment No. 1.

Jarden’s Reasons for the Merger Transactions; Recommendation of the Jarden Board of Directors, page 89

15.	Please elaborate on some of the conclusions listed for and against the recommendation. Please refer, without limitation, to the penultimate bullet point on page 90 and the second and fourth bullets on page 91.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 85-86 in Amendment No. 1.

Opinions of Newell Rubbermaid’s Financial Advisors, page 92

Opinion of Jarden’s Financial Advisor, page 107

16.	We note that Goldman Sachs, Centerview and Barclays each performed comparable companies analyses for Newell Rubbermaid or Jarden, as well as transactions analyses. Please revise the disclosure in these sections to disclose whether any companies or transactions meeting the criteria were excluded from the analyses and the reasons for doing so.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 90, 92, 98-99, 107-108 and 112 in Amendment No. 1.

17.	Please explain the reasons for excluding Venezuelan operations in some of the analysis.

Response: Newell Rubbermaid instructed Goldman Sachs and Centerview to exclude Newell Rubbermaid’s Venezuelan operations from some of the analysis due to Newell Rubbermaid’s assumption, at the time, that continued deterioration in economic conditions in Venezuela could ultimately result in Newell Rubbermaid deconsolidating its Venezuelan subsidiary in the future, as discussed in further detail in Newell Rubbermaid’s responses to the Staff’s comments 18 and 19 below. Newell Rubbermaid has deconsolidated its Venezuelan operations as of December 31, 2015. Jarden had deconsolidated its Venezuelan operations as of March 31, 2015 and, accordingly, such operations were excluded from the Jarden projections. Jarden also advised Barclays to utilize the Newell Rubbermaid projections, as adjusted by Jarden, which excluded Newell Rubbermaid’s Venezuelan operations.

Newell Rubbermaid Unaudited Prospective Financial Information

Newell Rubbermaid Unaudited Financial Forecasts, page 123

18.	We note your forecast presentation provides data which separately includes and excludes your Venezuelan operations. With regard to your presentation which excludes Venezuelan operations,

Securities and Exchange Commission

February 17, 2016

please tell us whether or not your presentation includes a charge for deconsolidating your Venezuelan subsidiaries. To the extent your forecast data does not include the full impact of excluding Venezuela, please provide additional disclosure to the notes of the tabular presentation which explains and quantifies the amount of any deconsolidation charge that would be incurred in the event of a loss of control.

Response: Newell Rubbermaid’s presentation excluding Venezuelan operations originally did not and, as contained in the Joint Proxy Statement/Registration Statement, does not include a charge for deconsolidating Newell Rubbermaid’s Venezuelan subsidiary. In response to the Staff’s comment, additional disclosure has been provided explaining and quantifying the amount of the estimated deconsolidation charge that would have been incurred in the event of a loss control. Please see pages 118-119 in Amendment No. 1.

19.	It is unclear to us why you have provided forecast data which appears to exclude continuing operations in Venezuela. Your data appears to contemplate the complete cessation of all activities in Venezuela. Please explain to us and disclose in your filing, the assumption used in your data modeling regarding the exclusion of Venezuela. If your presentation is intended to contemplate a deconsolidation event due to loss of control, please tell us whether or not you would continue operating in Venezuela on a monthly cash basis and why such amounts were not included in your forecast data.

Response: The forecast data excluding Venezuela excludes continuing operations in Venezuela but does not contemplate cessation of all activities in Venezuela. The assumption used in the forecast is that the regulatory and operating environment in Venezuela, including increased Venezuelan government restrictions over the key operating and financial decisions and activities that affect the Venezuelan subsidiary’s economic performance and a lack of exchangeability of Bolivars to U.S. Dollars, could ultimately result in Newell Rubbermaid losing control and deconsolidating its Venezuelan subsidiary in the future. Newell Rubbermaid expected that it would continue to maintain its manufacturing facility and operations in Venezuela and would expect to incur approximately $2 million of annual expenses related to its Venezuelan subsidiary, which is reflected as an expense in the forecast data excluding Venezuela. As a result, the forecast data excluding Venezuela does not include any income from cash that may be received from its Venezuelan subsidiary or direct expenses or costs associated with its Venezuelan subsidiary other than the aforementioned $2 million. In response to the Staff’s comment, additional disclosure has been added to the forecast data for clarification. Please see pages 118-119 in Amendment No. 1.

Quantification of Potential Payments to Jarden Executive Officers in Connection with the Merger Transactions, page 134

20.	We note disclosure in the last paragraph on page 136 that pursuant to the terms of the merger agreement, Jarden is permitted to grant additional equity awards to its employees, covering up to 700,000 shares of Jarden common stock, plus the amount of any forfeited shares returned to Jarden’s equity plans and available for issuance prior to such closing date. Please update your related disclosure as necessary to reflect such additional awards and payments.

Response: As disclosed on pages 132-133 in Amendment No. 1, on December 31, 2015, Jarden granted a fully vested stock award covering an aggregate of 105,000 of the 700,000 shares of Jarden common stock to each of Messers. Capps, LeFevre and Sansone. To date, no additional awards or payments have been granted.

Securities and Exchange Commission

February 17, 2016

Regulatory Approvals Required to Complete the Merger Transaction, page 142

21.	Please update the status of any regulatory approvals.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 23, 41 and 138 in Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

Note (A) Cost of Products Sold, page 184

22.	Please explain why your cost of goods sold presentation does not include the impact for the increased cost basis in the acquired inventories of Jarden. It appears you should modify your pro forma presentation to reflect the higher cost of sales related to purchase accounting.

Response: Rule 11-02(b)(5) of Regulation S-X states, “the pro forma condensed income statement shall disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction shall be disclosed separately. It should be clearly indicated that such charges or credits were not considered in the pro forma condensed income statement.” Newell Rubbermaid respectfully advises that the cost of goods sold presentation in the unaudited pro forma condensed combined statement of operations does not include the impact of the increased cost basis in the Jarden acquired inventories as this charge, while directly attributable to the transaction, is a non-recurring charge. The “Inventory” section contained in “Note 5. Estimated Purchase Price Allocation” appearing on page 178 of Amendment No. 1 separately discloses the amount and that it is not reflected in the unaudited pro forma condensed combined statement of operations because it is not expected to have a continuing effect on the combined company. Newell Rubbermaid believes its presentation in the unaudited pro forma condensed combined statement of operations and supplemental disclosure in “Note 5. Estimated Purchase Price Allocation” is in compliance with Rule 11-02(b)(5) of Regulation S-X.

Note (B) Selling, General and Administrative Expense (SG&A), page 185

23.	We note the portion of your adjustment which removes the historical amortization of net accumulated other comprehensive losses associated with Jarden’s pension plans. It appears this adjustment is an extension of the notion of “directly attributable” as it appears unrelated to the merger transaction. Please revise your adjustment or otherwise explain why you believe it is consistent with the requirements of Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, Newell Rubbermaid has adjusted the unaudited pro forma condensed combined statements of operations to eliminate the adjustment (and related tax effects) that removes the historical amortization of net accumulated other comprehensive losses associated with Jarden’s pension plans. Please see pages 182-183 in Amendment No. 1.

Securities and Exchange Commission

February 17, 2016

Note (D) Losses Related to Extinguishments of Debt, Transaction Advisory Costs and Other Items, page 186

24.	We note you have removed $57 million related to a prior Jarden refinancing during the year ended December 31, 2014. This adjustment appears inappropriate as it does not appear to be related to your merger transaction. Please revise your presentation or otherwise explain why this adjustment is directly attributable to the merger.

Response: In response to the Staff’s comment, Newell Rubbermaid has adjusted the unaudited pro forma condensed combined statements of operations to eliminate the adjustment (and related tax effects) that removes Jarden’s losses related to extinguishments of debt. Please see page 184 in Amendment No. 1.

Note (F) Income Tax Expense, page 187

25.	Please explain to us how your adjustment of the tax rate (33.4%) used in your calculations is factually supportable when applying the rate toward Jarden’s historical transactions. Your disclosure indicates the 37.5% rate used for Jarden adjustments was based on a U.S. tax rate. It is unclear how your blended rate is factually supportable, given the assumed U.S. source of Jarden’s earnings.

Response: In response to the Staff’s comment, Newell Rubbermaid acknowledges that a blended tax rate has many complexities and assumptions and therefore has adjusted the tax rate to be the U.S. – based tax rate of 37.5% used for the Jarden adjustments. Please see page 184 in Amendment No. 1.

26.	It appears the tax adjustments you have presented include adjustments for the pension expense and losses related to the extinguishments of debt noted in our comments above. Please modify your pro forma tax adjustment accordingly.

Response: In response to the Staff’s comment, Newell Rubbermaid has removed the tax adjustments related to the pension expense and losses related to extinguishment of debt. Please see page 184 in Amendment No. 1.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

Note (H) Cash and Cash Equivalents, page 188

27.	We note your adjustment which includes Jarden’s use of cash in October 2015 to acquire Jostens. It appears this portion of your adjustment is unrelated and not directly attributable to your merger transaction. Please revise your presentation accordingly.

Response: In response to the Staff’s comment, Newell Rubbermaid has removed the cash adjustment associated with Jarden’s use of cash in October 2015 to acquire Jostens in the unaudited pro forma condensed combined balance sheet. Please see pages 185-186 in Amendment No. 1.

Note (K) Property, Plant and Equipment, Net, page 190

28.	Please explain why your pro forma does not include an adjustment to reflect the effects of purchase accounting relative to the acquired property, plant and equipment of Jarden. Similarly, we are unable to discern if your pro forma presentation includes the expected incremental depreciation expense that would have been incurred in your income statement, had the transaction been consummated at an earlier date. Please note the primary purpose of a pro forma presentation is to depict the impacts of business combination accounting.

Securities and Exchange Commission

February 17, 2016

Response: In response to the Staff’s comment, Newell Rubbermaid has included an adjustment in the unaudited pro forma condensed combined balance sheet that reflects the estimated effects of purchase accounting relative to the property, plant and equipment of Jarden. Newell Rubbermaid has also adjusted the unaudited pro forma condensed combined statements of operations to reflect the estimated incremental depreciation expense that results from adjusting Jarden’s property, plant and equipment to depict the impacts of business combination accounting. Disclosures have been added in the notes to the unaudited pro forma condensed combined financial statements to explain the adjustment and the calculation of incremental depreciation expense, and to include a sensitivity analysis with respect to the adjustment and the estimated depreciable lives. Please see page 187 in Amendment No. 1.

Note (P) Debt, page 192

29.	It appears your balance sheet adjustment includes the debt incurred by Jarden in October 2015, which appears unrelated and not directly attributable to your merger transaction. Please revise your pro forma adjustment accordingly.

Response: In response to the Staff’s comment, Newell Rubbermaid has revised the pro forma adjustment to remove the debt incurred by Jarden in October 2015 in connection with its acquisition of Jostens from the unaudited pro forma condensed combined balance sheet. Please see page 189 in Amendment No. 1.

Exhibit Index

30.	We note disclosure on page 134 of your advisory services agreement with Mariposa Capital. Please file your agreement with Mariposa Capital with your next amendment and include such agreement in your exhibit index. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the agreement with Mariposa Capital has been filed as Exhibit 10.2 to Amendment No. 1 and has been included in the exhibit list to Amendment No. 1.

Exhibit 8.2

31.	Please delete the following second sentence in the second to last paragraph: “This opinion has been prepared for you solely in connection with the Mergers and may not be relied upon by any other person without our prior written consent”. See Staff Legal Bulletin No. 19 Section III.D.1.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see Exhibit 8.2 to Amendment No. 1.

Exhibits 99.1 and 99.2

32.	Please ensure that the proxy card is marked “preliminary” until the time that you file a definitive proxy statement. See Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the proxy cards have been marked “preliminary”. Please see Exhibits 99.1 and 99.2 to Amendment No. 1.

Securities and Exchange Commission

February 17, 2016

Exhibit 99.5

33.	We note the statement “Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Registration Statement and that our Opinion Letter is not to be used, circulated, quoted or otherwise referred to for any purpose, nor is it to be filed with, included in or referred to, in whole or in part in any registration statement (including any subsequent amendments to the Registration Statement), proxy statement or any other document, except in accordance with our prior written consent”. Please provide the basis for the consent not applying to amendments or confirm for us that a consent will be filed with each amendment.

Response: In response to the Staff’s comment, Newell Rubbermaid confirms that a consent will be filed with each amendment.

* * * * *

In connection with Newell Rubbermaid’s response to the Staff’s comment, Newell Rubbermaid acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Newell Rubbermaid from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	Newell Rubbermaid may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please call me at (770) 418-7000 should you wish to discuss the matters addressed above or other issues relating to the Preliminary Joint Proxy Statement/Registration Statement. Thank you for your attention to this matter.

Very truly yours,

/s/ Bradford R. Turner

Bradford R. Turner

Senior Vice President, General Counsel and

Corporate Secretary

Newell Rubbermaid Inc.

cc:	Michael B. Polk

Newell Rubbermaid Inc.

Michael R. Peterson

Newell Rubbermaid Inc.

Joel T. May

Jones Day

Clifford E. Neimeth

Greenberg Traurig, LLP